Exhibit 99.1

ReTo Eco-Solutions Reports Fiscal Year 2021 Financial Results

BEIJING, May 2, 2022 – ReTo Eco-Solutions, Inc. (NASDAQ: RETO) (“ReTo” or the “Company”) a provider of technology solutions and operation services for intelligent ecological environments and roadside assistance services and software development services in China, today announced its audited financial results for the fiscal year ended December 31, 2021.

Financial Highlights for the Fiscal Year 2021

●	Total revenue for the fiscal year 2021 decreased by 57% to $3.6 million, primarily due to slowdown of construction industry, and disruption in the supply chains and reduced demand for the products caused by continuous impact of COVID-19.

●	Gross profit for the fiscal year 2021 decreased by 81% to $0.4 million. Gross margin was 11% for the fiscal year 2021, as compared with 24% for the prior year.

●	Loss from operations was $12.0 million for the fiscal year 2021, compared to loss from operations of $6.6 million for the prior year.

●	Total net loss attributable to ReTo was $21.1 million, compared to net loss of $11.8 million for the prior year.

Mr. Hengfang Li, ReTo’s Chairman and Chief Executive Officer, said, ” With decreases in both revenues and margins, our 2021 results reflected continued challenges facing our business. Since 2021, there has been resurgences of COVID-19 cases caused by new variants such as Delta and Omicron in multiple cities in China, as well as across the world. The COVID-19 pandemic has had a significant impact on the construction sector, which is sensitive to economic cycles. Furthermore, there was a wave of financially less sound real estate companies in China facing challenges with their financing. Construction investments were also cut or delayed due to financial tightness and market pessimism in the sector. As such, our revenue from machinery and equipment sales decreased by 54% from fiscal 2019 to fiscal 2020, and further decreased by 72% in fiscal 2021. Sales of our environmental-friendly construction materials decreased by 37% from fiscal 2019 to fiscal 2020, and further decreased by 7% in fiscal 2021.

“Looking ahead, as the near-term challenges across the construction sector remain, we will be actively transforming our strategy and accelerating upgrade of our business model to focus on ecological and environmental protection business driven by science and technologies. Leveraging the newly acquired IoT technologies, as well as our experience and expertise in existing ecological engineering service and equipment business, we will continue to integrate the IoT technologies, ecological restoration technologies and new ecological materials into our environmental business chain with an aim to deliver quality services and projects. We believe this will enable us to improve the company’s performance in 2022 and thereby strengthen our own business operations and market position. “

Financial Results for the Fiscal Year 2021

Revenues

Our total revenues from continuing operations decreased by approximately $4.7 million, or 57%, to approximately $3.6 million for the year ended December 31, 2021 from approximately $8.3 million for the year ended December 31, 2020. Among our total revenues, revenue from third party customers decreased by approximately $4.8 million or 59% from approximately $8.1 million in 2020 to approximately $3.3 million in 2021, while revenue from related party customers increased by $52,970 or 23% from $228,814 in 2020 to $281,784 in 2021. The significant decrease in our total revenue from continuing operations in fiscal 2021 as compared to fiscal 2020 was mainly due to slowdown of construction industry due to financial tightness, and continuous impact of COVID-19 also caused disruption in our supply chains and less demand for our products.

Revenue from machinery and equipment sales in our continuing operations decreased by approximately $4.7 million, or 72%, from approximately $6.5 million for the year ended December 31, 2020 to approximately $1.8 million for the year ended December 31, 2021.

Sales of our environmental-friendly construction materials in our continuing operations decreased by approximately $0.1 million or 7% for the year ended December 31, 2021 as compared to the year ended December 31, 2020.

Municipal construction includes such projects known as sponge city projects. Our environmental-friendly construction materials such as brick and block may be used in these municipal construction projects as required by local governments. Revenue from municipal construction projects in our continuing operations increased by approximately $35,000 in fiscal 2021 as compared to fiscal 2020.

Cost of Revenues

Our total cost of revenues from our continuing operations decreased by approximately $3.1 million or 49% to approximately $3.2 million for the year ended December 31, 2021 from approximately $6.3 million for the year ended December 31, 2020. Cost of revenues from third party customers decreased by approximately $3.2 million or 51% from approximately $6.2 million in 2020 to approximately $3.0 million in 2021, while cost of revenues from related party customers increased by $27,019 or 18% from $148,034 in 2020 to $175,053 million in 2021. The decrease in our total cost of revenue was in line with revenue decrease. As a percentage of revenues, the cost of revenues increased to 89% in fiscal 2021 from 76% in fiscal 2020 due to increase in purchase price of raw materials and labor costs.

Gross Profit (Loss)

Our gross profit from our continuing operations decreased by approximately $1.6 million, or 81%, to approximately $0.4 million for the year ended December 31, 2021 from approximately $2.0 million for the year ended December 31, 2020. Gross profit margin for our continuing operations was 11% for fiscal 2021, as compared with 24% for fiscal 2020. The decrease in gross profit margin from our continuing operations was primarily attributable to significant decrease in gross profit in machinery and equipment segment due to the deteriorated market environment.

Gross profit for machinery and equipment products in our continuing operations decreased by approximately $1.7 million to approximately $0.3 million for the year ended December 31, 2021 as compared to $2.0 million for the year ended December 31, 2020. Gross profit margins for this segment were 17% and 31%, for fiscal 2021 and 2020, respectively. The decrease in gross profit was mainly due to the fact that we had to offer more competitive prices for our products in light of the challenging market environment resulting from the COVID-19 pandemic which resulted in financial tightness and slowdown of the construction industry and thereby reduced demand for our products.

Gross profit for construction materials in our continuing operations was approximately $0.1 million for the year ended December 31, 2021 compared to a gross loss of approximately $0.1 million for the year ended December 31, 2020. The gross profit margin for this segment was approximately 6% for the year ended December 31, 2021 as compared to negative 7% for the year ended December 31, 2020. The increase in gross margin was mainly due to the reverse of approximately $0.1 million in inventory valuation, which caused decrease in our cost of revenue.

Gross profit (loss) for the municipal construction project segment for our continuing operations was approximately ($0.01) million and $0.1 million for the years ended December 31, 2021 and 2020, respectively.

Selling Expenses

For fiscal 2021, our selling expenses for our continuing operations were approximately $0.8 million, representing a 24% decrease from approximately $1.1 million in fiscal 2020. As a percentage of sales, our selling expenses were 23% and 13% for the years ended December 31, 2021 and 2020, respectively. The decrease was mainly due to less marketing activities and shipping and handling fees associated with decreased sales in fiscal 2021.

General and Administrative Expenses

For fiscal 2021, our general and administrative expenses from our continuing operations were approximately $4.7 million, representing an increase of approximately $0.7 million compared to approximately $4.0 million in fiscal 2020. The increase in general and administrative expenses was mainly due to increased share-based compensation for services and consulting and professional fees. As a percentage of revenues, general and administrative expenses were 128% and 48% of our total revenues for the years ended December 31, 2021 and 2020, respectively.

Bad Debt Expenses

For fiscal 2021, our bad debt expenses from our continuing operations were approximately $2.3 million, representing an increase of approximately $1.4 million as compared to approximately $0.9 million in fiscal 2020. We incurred significant bad debt expenses on uncollectible accounts receivable and advance payments due to slower or delayed payments from customers and delayed fulfillment of suppliers who were adversely affected by the COVID-19 pandemic and faced shortage in working capital.

Research and Development Expenses

Our research and development expenses from our continuing operations were approximately $0.3 million and $0.3 million for the years ended December 31, 2021 and 2020, respectively.

Change in Fair Value in Convertible Debt

During the year ended December 31, 3021, loss from change in fair value in convertible debt amounted to approximately $1.9 million. There were no changes in fair value of convertible debt in the fiscal years 2020.

Net Loss

Our net loss from continuing operations attributable to ReTo Eco-Solutions was $19.5 million in fiscal 2021, compared with net loss of $4.2 million in fiscal 2020.

About ReTo Eco-Solutions, Inc.

Founded in 1999, ReTo Eco-Solutions, Inc., through its proprietary technologies, systems and solutions, is striving to bring clean water and fertile soil to communities worldwide. The Company offers a full range of products and services, ranging from the production of environmentally-friendly construction materials, environmental protection equipment, and manufacturing equipment used to produce environmentally-friendly construction materials, to project consulting, design, and installation for the improvement of ecological environments, such as ecological soil restoration through solid waste treatment. Through its subsidiary REIT Mingde and Hainan Yile IoT, a high-tech enterprise in Hainan Province, the Company provides roadside assistance services to drivers within Hainan Province through its network of tow providers automotive repair services and other service providers, and is also engaged in the design, development and sales of customized software solutions. For more information, please visit: http://en.retoeco.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding: ReTo’s goal and strategies; ReTo’s future business development, financial condition and results of operations; expected changes in ReTo’s revenues, costs or expenses; industry landscape of, and trends in, the construction industry; ReTo’s expectations regarding demand for, and market acceptance of, its services; the impact of COVID-19 pandemic, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the construction industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Giorgio Zhao

Beijing Phone: +86-010-64827328

ir@retoeco.com or 310@reit.cc

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2021	2020
ASSETS
Current Assets:
Cash and cash equivalents	$457,495	$1,058,138
Accounts receivable, net – third parties	441,703	2,856,105
Accounts receivable, net - related party	93,589	199,999
Advances to suppliers, net – third parties	281,600	987,756
Advances to suppliers, net - related party	3,842,620	4,034,124
Inventories, net	463,731	420,017
Prepayments and other current assets	389,864	1,297,344
Receivable from disposition - current	7,059,559	-
Prepayment for construction of properties	-	1,073,100
Current assets held for sale associated with discontinued operation	-	1,352,927
Total Current Assets	13,030,161	13,279,510

Property, plant and equipment, net	9,707,602	11,384,447
Intangible assets, net	4,111,029	1,531,512
Long-term investment in equity investee	2,758,228	2,836,050
Right-of-use assets	278,269	364,226
Good will	1,075,778	-
Non-current assets held for sale associated with discontinued operation	-	28,578,328
Total Assets	$30,961,067	57,974,073

LIABILITIES AND EQUITY

Current Liabilities:
Short term loans	$2,353,500	6,478,088
Long term bank loans - current portion	-	613,055
Convertible debt	1,645,000	-
Advances from customers	2,061,203	3,253,527
Advances from customers-related party	-	2,177
Deferred revenue	-	30,660
Deferred grants - current	269,061
Accounts payable	2,121,313	502,043
Accounts payable - related party	10,199	153,344
Accrued and other liabilities	3,103,056	913,352
Loans from third-parties	1,593,977	766,500
Taxes payable	2,599,770	2,493,685
Due to related parties	472,439	1,019,469
Operating lease liabilities, current	155,857	114,161
Deferred tax liability	370,856	-
Current liabilities held for sale associated with discontinued operation	-	6,654,725
Total Current Liabilities	16,756,231	22,994,786

Deferred grants - noncurrent	-	490,560
Operating lease liabilities - noncurrent	120,558	241,606
Noncurrent liabilities held for sale associated with discontinued operation	-	6,285,300
Total Liabilities	16,876,789	30,012,252

Commitments and Contingencies

Stockholders’ Equity:
Common Share, $0.001 par value, 200,000,000 shares authorized, 28,965,034 shares and 24,135,000 shares issued and outstanding as of December 31, 2021 and 2020, respectively	28,966	24,135
Additional paid-in capital	46,776,170	43,709,127
Statutory reserve	1,230,387	2,386,119
Accumulated deficit	(33,347,984)	(17,245,453)
Accumulated other comprehensive loss	(1,137,386)	(1,598,819)
Total ReTo Eco-Solutions Inc. Shareholders’ Equity	13,552,153	27,275,109

Noncontrolling interest	532,125	686,712
Total Equity	14,084,278	27,961,821

Total Liabilities and Equity	$30,961,067	57,974,073

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	2021	2020

Revenues – third party customers	$3,318,294	$8,110,401
Revenues – related parties	281,784	228,814
Total Revenues	3,600,078	8,339,215

Cost of revenues – third party customers	3,039,296	6,193,505
Cost of revenues – related parties	175,053	148,034
Total cost of revenues	3,214,349	6,341,539
Gross Profit	385,729	1,997,676

Operating Expenses:
Selling expenses	826,242	1,085,602
General and administrative expenses	4,619,058	3,971,496
Bad debt expenses	2,250,334	909,931
Impairment of fixed assets	4,344,133	2,267,485
Research and development expenses	346,951	334,904
Total Operating Expenses	12,386,718	8,569,418

Loss from Operations	(12,000,989)	(6,571,742)

Other Income (Expenses):
Interest expense	(103,340)	(857,551)
Interest income	1,898	(64)
Other income (expenses), net	(26,991)	480,054
Loss from disposal of REIT Changjiang	(6,293,149)	-
Gain from disposal of Gu’an REIT	-	2,231,270
Share of losses in equity method investments	(142,673)	-
Change in fair value convertible debt	(1,908,830)	-
Total Other Income (Expenses), net	(8,473,085)	1,853,709

Loss before provision for income taxes	(20,474,074)	(4,718,033)
Provision for income taxes	3,469	569,974
Net loss from continuing operations	(20,477,543)	(5,288,007)
Net loss from discontinued operations, net of taxes	(1,596,390)	(7,612,601)
Net Loss	(22,073,933)	(12,900,608)
Less: net loss attributable to noncontrolling interest	(969,107)	(1,126,845)
Net loss attributable to ReTo Eco-Solutions, Inc.	$(21,104,826)	$(11,773,763)

Comprehensive Loss:
Net Loss	$(22,073,933)	(12,900,608)
Other Comprehensive income (loss):
Foreign currency translation adjustments	493,769	1,923,316
Comprehensive Loss	(21,580,164)	(10,977,292)
Less: comprehensive loss attributable to noncontrolling interest	(936,771)	(1,132,148)
Comprehensive loss attributable to ReTo Eco-Solutions, Inc.	$(20,641,393)	$(9,845,144)

Net loss attributable to ReTo Eco-Solutions, Inc.
Continuing operations	(19,508,436)	(4,161,162)
Discontinued operations	(1,596,390)	(7,612,601)
Total	$(21,104,826)	$(11,773,763)

Basic and Diluted Loss Per Share Attributable to ReTo Eco-Solutions, Inc.
Continuing operations	(0.75)	(0.17)
Discontinued operations	(0.06)	(0.32)
Total	$(0.81)	$(0.49)

Weighted average number of shares
Basic and diluted	26,160,750	24,124,884

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